FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the month of August, 2003

Commission File Number: 333-13302

ETABLISSEMENTS DELHAIZE FRÈRES
ET CIE “LE LION” (GROUPE DELHAIZE)

(Exact name of registrant as specified in its charter)*

DELHAIZE BROTHERS AND CO.
“THE LION” (DELHAIZE GROUP)
(Translation of registrant’s name into English)*

RUE OSSEGHEM 53
B-1080 BRUSSELS, BELGIUM
(Address of principal executive offices)

     *     The registrant’s charter (articles of association) specifies the registrant’s name in French, Dutch and English.

     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F   ☒    Form 40-F   ☐

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

     Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   ☐    No   ☒

     If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

DELHAIZE GROUP APPOINTS WILLIAM ROPER TO BOARD

BRUSSELS, Belgium, August 1, 2003 – Delhaize Group (Euronext Brussels: DELB) (NYSE: DEG), the Belgian international food retailer, announced today that its Board of Directors has appointed Dr. William L. Roper as a director, until his final election to be proposed by the Board of Directors to the next Meeting of Delhaize Group shareholders, currently scheduled for May 2004. The Board considers Dr. Roper to be independent.

Roper (55) is Dean of the School of Public Health at the University of North Carolina at Chapel Hill, one of the leading schools in this field in the U.S. He is also a professor of health policy and administration in the School of Public Health, and a professor of pediatrics in the School of Medicine at UNC-CH.

Before joining UNC-CH in 1997, Dr. Roper was senior vice president of Prudential HealthCare. Prior to that, he was director of the U.S. Centers for Disease Control and Prevention (CDC) and served on the senior White House staff. He received his Doctor of Medicine from the University of Alabama School of Medicine, and his Masters in Public Health from the University of Alabama at Birmingham School of Public Health. He completed his residency in pediatrics at the University of Colorado Medical Center.

“We are pleased to have Dr. Roper join Delhaize Group as a new board member. His proven leadership qualities and his expertise in the increasingly global issues surrounding health care, public health and nutrition fit perfectly with our Group’s commitment to keep providing the highest food quality and safety and will therefore contribute to the future success of Delhaize Group,” said Gui de Vaucleroy, Chairman of the Board of Directors.

Dr. Roper will fill the un-expired term of Bill McCanless, a member of the Board of Directors since 1999, who resigned from the Board effective July 31, 2003 to facilitate the appointment of Dr. Roper. McCanless served as President and Chief Executive Officer of Delhaize America from September 1999 through August 2002.

Delhaize Group

Delhaize Group is a Belgian food retailer present in ten countries on three continents. At the end of the first half of 2003, Delhaize Group’s sales network consisted of 2,505 stores. In 2002, Delhaize Group posted EUR 20.7 billion (USD 19.6 billion) in sales and EUR 178.3 million (USD 168.6 million) in net earnings. Delhaize Group employs approximately 144,000 people. Delhaize Group is listed on Euronext Brussels (DELB) and the New York Stock Exchange (DEG).

This press release is available in English, French and Dutch. You can also find it on the web site http://www.delhaizegroup.com. Questions can be sent to investor@delhaizegroup.com.

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Some of the statements in this press release and other written and oral statements made from time to time by Delhaize Group and its representatives are “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of Securities Exchange Act of 1934, as amended, and involve a number of risks and uncertainties. These statements include, but are not limited to, statements about strategic options, future strategies and the anticipated benefits of these strategies. These statements are based on Delhaize Group’s current expectations. Delhaize Group’s actual results could differ materially from those stated or implied in such forward-looking statements. Risks and uncertainties that could cause actual results to differ materially from those stated or implied by such forward-looking statements are described in Delhaize Group’s Annual Report on Form 20-F for the year ended December 31, 2002 and other periodic filings made by Delhaize Group and Delhaize America with the U.S. Securities and Exchange Commission, which risk factors are incorporated herein by reference. Delhaize Group and Delhaize America disclaim any obligation to update developments of these risk factors or to announce publicly any revision to any of the forward-looking statements contained in this release, or to make corrections to reflect future events or developments.

Contacts:
Guy Elewaut:	+ 32 2 412 29 48	Ruth Kinzey (U.S. media):	+ 1 704 633 8250 (ext. 2118)
Geoffroy d’Oultremont:	+ 32 2 412 83 21	Amy Shue (U.S. investors):	+ 1 704 633 8250 (ext. 2529)

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SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

ETABLISSEMENTS DELHAIZE FRÈRES ET CIE “LE LION” (GROUPE DELHAIZE)

Date:	August 4, 2003	By:	/s/ Michael R. Waller

Michael R. Waller
Executive Vice President

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